Exhibit 99.10(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 10 to Registration Statement No. 333-142592 on Form N-1A of our report dated February 25, 2009, relating to the financial statements and financial highlights of BlackRock Funds II, including BlackRock International Bond Portfolio, BlackRock Emerging Market Debt Portfolio and BlackRock Strategic Income appearing in the Annual Report on Form N-CSR of BlackRock Funds II for the period ended December 31, 2008, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accountant” and “Financial Statements” in the Statement of Additional Information, all of which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 28, 2009